UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MacDonald, Dettwiler and Associates Ltd.

File No. 333-217512 - CF#35214
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MacDonald, Dettwiler and Associates Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form F-4 filed on April 27, 2017, as amended.

Based on representations by MacDonald, Dettwiler and Associates Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4   through June 1, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary